HORIZON QUANTUM HOLDINGS LTD.

29 MEDIA CIR. #05-22

SINGAPORE, 138565

April 21, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn: Alexandra Barone

Re:	Horizon Quantum Holdings Ltd.
Request for Withdrawal of Registration Statement on Form F-4, Post Effective Amendment, filed on April 14, 2026 (File No. 333-292737)

Dear Ms. Barone:

On January 14, 2026, Horizon Quantum Holdings Ltd. (the “Company”) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) the above referenced registration statement on Form F-4 (including all exhibits and any amendments thereto) (the “F-4”), which was subsequently declared effective by the Commission on February 17, 2026. On April 14, 2026, the Company filed a post-effective amendment to the F-4 on Form F-4/A to update the F-4 with the Company’s financial statements for the fiscal year ended December 31, 2025 (the “POS AM F-4”). The POS AM F-4 is still under review by the Commission and has not been declared effective by the commission.

On April 16, 2026, the Company filed a registration statement on Form F-1 (File No. 333-295110) (the “F-1”) to register certain securities for issuance by the Company and certain other securities for resale by the selling stockholders named therein. Pursuant to Rule 429 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) the prospectus contained within the F-1 will be used as a combined prospectus in relation to the F-1 and the F-4,alleviating the need to update the F-4 via the POS AM F-4.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the POS AM F-4, effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting withdrawal because it no longer requires the POS AM F-4 at this time due to the combined prospectus contained in the F-1 pursuant to Rule 429. The Company confirms that no securities have been issued or sold under the POS AM F-4. Therefore, withdrawal of the POS AM F-4 is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the POS AM F-4. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

Please direct any questions or comments regarding this matter to the Company’s U.S. counsel, Ellenoff Grossman & Schole LLP, attention: Adam Berkaw, Esq. at 917-648-1672.

Thank you for your assistance in this matter.

Very truly yours,

HORIZON QUANTUM HOLDINGS LTD.

By;	/s/ Joseph Fitzsimons
Name:	Joseph Fitzsimons
Title:	Chief Executive Officer

cc:	Mr. Adam Berkaw, Esq
Ellenoff Grossman & Schole LLP